VIA EDGAR SUBMISSION

January 24, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for the fiscal year ended January 2, 2016
Filed February 5, 2016
Form 8-K filed October 27, 2016
Response dated November 21, 2016
File No. 001-32891

Dear Mr. Arakawa:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 18, 2017 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2016, which was filed with the Commission on February 5, 2016, and the Company’s Form 8-K, which was filed with the Commission on October 27, 2016.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Year Ended January 2, 2016

Items 2.02, 7.01 and 9.01 Form 8-K filed October 27, 2016
Exhibit 99.1
Reconciliation of Select GAAP Measures to Non-GAAP Measures

1.
We note your response to comment 2 and understand that your adjustments include “certain purchase accounting items” within acquisition and integration costs. Please further describe and quantify these “certain purchase accounting items”and tell us why they are not considered normal, recurring, cash operating expenses necessary to operate your business.

Response

For the year ended January 2, 2016 and the nine months ended October 1, 2016, “certain purchase accounting items” included within acquisition and integration costs consisted of the following:

•
For the year ended January 2, 2016 and the nine months ended October 1, 2016, charges expensed to cost of goods sold to amortize the inventory step-up under applicable purchase accounting rules requiring the valuation of inventory of acquired companies at fair value; and

•
For the nine months ended October 1, 2016, non-cash charges resulting from the accelerated vesting of stock-based compensation required upon a change of control of Pacific Brands Limited, which was determined to be a ‘post acquisition’ expense under applicable purchase accounting rules.

See the table below for quantification of these charges for the year ended January 2, 2016 and the nine months ended October 1, 2016.

Purchase Accounting Items
Dollars in Thousands
	Nine Months Ended	Year Ended
	October 1, 2016	January 2, 2016
Inventory Step-up:
Pacific Brands	$ 1,416	0
Champion Europe	2,333	0
Hanes Europe	0	7,604
Knights Apparel	0	1,996
Total Inventory Step-Up	$ 3,749	$ 9,600

Stock-based compensation:
Pacific Brands	$ 6,703	0

Total Purchase Accounting Items	$ 10,452	$ 9,600

Because each acquisition has unique facts and circumstances, the amount and nature of any purchase accounting items related to a specific acquisition have historically varied and are expected to continue to vary on a case-by-case basis in the future. In addition, the Company may or may not undertake acquisitions at all in any given year. Therefore, the Company’s management believes that these items do not relate to the Company’s normal ongoing business operations during the periods presented. Excluding these items allows Company management and other users of the Company’s financial statements to separately analyze the Company’s operating performance from its normal ongoing business operations during the relevant period.

In order to clarify that these and other acquisition and integration costs may recur in future periods, the Company will revise the proposed disclosure contained in its letter dated January 5, 2017 to include the following statement:

“While these costs are not operational in nature and are not expected to continue for any singular transaction on an ongoing basis, similar types of costs, expenses and charges have occurred in prior periods and may recur in the future as we continue to integrate prior acquisitions and pursue any future acquisitions.”

2.
We note your proposed disclosure indicates that costs for information technology are included in both your acquisition and integration costs and in your foundational costs. Please tell us how you differentiate information technology costs included as acquisition and integration costs from those included as foundational costs.

Response

Information technology costs included as acquisition and integration costs consist of expenses incurred following a specific completed acquisition to integrate the information technology systems of the acquired company with the Company’s operating systems. For example, included within acquisition and integration charges for the year ended January 2, 2016 were expenses related to integrating the manufacturing, distribution and sales data for Hanes Europe with the Company’s information technology systems.

Information technology costs included as foundational costs consist of expenses only incurred in 2014 and 2015 to build out and realign the Company’s enterprise-wide information technology systems and infrastructure in anticipation of global growth. These activities supported the integration of multiple acquired companies, as well as potential future targets, and were not related to a single completed acquisition. For example, included within foundational charges were expenses related to developing a global product catalog and worldwide planning and forecasting systems, solely to support the Company’s anticipated growth and global expansion from acquisitions. All foundational charges were completed in 2015. Therefore, the Company’s management believes that these items do not relate to the Company’s normal ongoing business operations during the periods presented and that excluding these items allows Company management and other users of the Company’s financial statements to separately analyze the

Company’s operating performance from its normal ongoing business operations during the relevant period.

In order to clarify the nature of these costs, the Company will revise the proposed disclosure contained in its letter dated January 5, 2017 to include the following statements:

“Acquisition and integration costs include adjustments directly related to completed acquisitions and their integration into our organization. These costs include legal fees, consulting fees, bank fees, severance costs, certain purchase accounting items, facility closures, inventory write-offs, information technology integration costs, and similar charges. These costs also include adjustments for acquisition-related currency transactions during the period to remove the effect of foreign exchange gains from financing activities related to these acquisitions. Foundational costs are expenses associated with building and realigning our enterprise-wide infrastructure to support global growth and future acquisitions, primarily consisting of information technology spending. All foundational costs were completed in 2015.”

* * * * *

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss
Chief Financial Officer

cc:	Myra Moosariparambil, SEC Staff Accountant
Gerald W. Evans, Jr., Chief Executive Officer
Joia M. Johnson, Chief Administrative Officer, General Counsel and Corporate Secretary